Exhibit 99.1

ONECONSTRUCTION GROUP LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET AS OF SEPTEMBER 30, 2024
AND
AUDITED CONSOLIDATED BALANCE SHEET AS OF MARCH 31, 2024

		As of
	Notes	September 30, 2024	March 31, 2024
		US$’000	US$’000
ASSETS
Current assets:
Inventories		20	233
Accounts receivables, net	6	24,811	26,517
Deferred offering costs		343	-
Deposits, prepayment and other receivables		13	8
Amount due from a shareholder		-	1
Contract assets	7	19,394	14,806
Cash and cash equivalents		440	1,613
Total current assets		45,021	43,178

Non-current assets:
Property and equipment	8	13	13
Right-of-use assets, operating leases	9	746	18
Deferred tax assets		506	428
Total non-current assets		1,265	459
Total assets		46,286	43,637

LIABILITIES AND EQUITY
Accounts payables	10	8,177	6,490
Accruals and other payables	11	2,878	3,261
Amount due to a related company		-	3
Loan due to a related company	13	-	22,142
Amount due to a shareholder		1	-
Contract liabilities	7	2,754	3,674
Operating lease liabilities	9	363	18
Bank borrowings	12	1,943	2,317
Current income tax liabilities		98	103
Total current liabilities		16,214	38,008

Non-current liabilities:
Operating lease liabilities	9	383	-
Loan due to a shareholder	13	22,765	-
		23,148	-

Shareholders’ equity:
Ordinary shares, par value US$0.0001, 500,000,000 shares authorized, 11,250,000 ordinary shares issued and outstanding		1	1
Retained earnings		6,841	5,599
Exchange reserve		82	29
Total shareholder’s equity		6,924	5,629
Total liabilities and equity		46,286	43,637

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

ONECONSTRUCTION GROUP LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

		Six months ended September 30
	Notes	2024	2023
		US$’000	US$’000
Revenue	3	28,736	31,296
Cost of revenue	3	(26,348)	(29,221)
Gross profit		2,388	2,075

Other income		7	4
(Allowance) Reversal of allowance for expected credit loss on accounts receivables		(124)	389
Administrative expenses		(857)	(421)
Profit from operations		1,414	2,047
Finance costs	4	(245)	(148)
Profit before taxation		1,169	1,899
Income tax credit (expenses)		73	(292)
Profit attributable to shareholders		1,242	1,607

Other comprehensive income
Exchange difference on translation of foreign operations		53	23

Total comprehensive income attributable to shareholers		1,295	1,630

Net income per share attributable to shareholders
Basic and diluted (cents)	5	11.0	14.3

Weighted average number of ordinary shares used in computing net income per share
Basic and diluted		11,250,000	11,250,000

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

ONECONSTRUCTION GROUP LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

	Ordinary shares
	Number of shares	Amount	Retained earnings	Exchange reserve	Total Equity
		US$’000	US$’000	US$’000	US$’000
As of April 1, 2023	11,250,000	1	3,830	1	3,832
Profit for the period	-	-	1,607	-	1,607
Other comprehensive income for the period	-	-		23	23
As of September 30, 2023 (unaudited)	11,250,000	1	5,437	24	5,462

As of April 1, 2024	11,250,000	1	5,599	29	5,629
Profit for the period	-	-	1,242	-	1,242
Other comprehensive income for the period	-	-		53	53
As of September 30, 2024 (unaudited)	11,250,000	1	6,841	82	6,924

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

ONECONSTRUCTION GROUP LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

	Six months ended September 30,
	2024	2023
	US$’000	US$’000
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before taxation	1,169	1,899

Adjustments for:
Interest expense	245	148
Bank interest income	(4)	(1)
Allowance (reverse of allowance) for expected credit loss on accounts receivables	124	(389)
Depreciation of property and equipment	2	1
Operating cash flows before changes in operating activities	1,536	1,658

Changes in operating assets and liabilities
Change in inventories	211	(523)
Change in accounts receivables	1,728	(6,122)
Change in deposits, prepayment and other receivables	(6)	3,968
Change in contract assets	(4,437)	(132)
Change in accounts payables	1,623	3,358
Change in accruals and other payables	(2,113)	521
Change in amounts due from/to a shareholder	2	-
Change in contract liabilities	(931)	(1,064)
Net cash used by operations	(2,387)	1,664
Tax paid	(6)	(559)
Net cash flow (used in) generated from operating activities	(2,393)	1,105

CASH FLOWS FROM INVESTING ACTIVITIES
Bank interest received	4	1
Purchase of property and equipment	(2)	(4)
Net cash flow generated from (used in) investing activities	2	(3)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of bank borrowings	(384)	-
Advance of loan due to a shareholder, net	309	-
Advance of other borrowings from third parties	1,630	-
Payment of deferred offering costs	(341)	-
Repayment of loan due to a related company, net	-	4,920
Net cash flow generated from financing activities	1,214	4,920

Net (decrease)/increase in cash and cash equivalents	(1,177)	6,022

Cash and Cash equivalents at beginning of the period	1,613	1,258
Effect of foreign exchange	4	65
Cash and Cash equivalents at end of the period	440	7,345

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

ONECONSTRUCTION GROUP LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. CORPORATE INFORMATION

OneConstruction Group Limited (the “Company”) was incorporated in the Cayman Islands on June 14, 2024 under the Company Act as an exempted company with limited liability. The principal activities of the Company and its subsidiaries (collectively, the “Group”) are the provision of structural steelwork for construction projects in Hong Kong, including the installation and forming of steel structures, typically serving as the backbone of buildings and infrastructure during the initial construction stage.

2. BASIS OF PREPARATION

The unaudited interim condensed consolidated financial statements of the Group for the six months ended September 30, 2024 have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and pursuant to the rules and regulations of the United States Securities and Exchange Commission (“SEC”).

The accounting policies and basis of preparation adopted in the preparation of these unaudited interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s consolidated financial statements for the year ended March 31, 2024. The Group has not early adopted any other standards, interpretation or amendments that have been issued but are not yet effective.

In the opinion of the Group’s management, the accompanying unaudited interim condensed consolidated financial statements contain all normal recurring adjustments necessary to present fairly the financial position, operating results and cash flows of the Group for each of the periods presented. The results of operations for the six months ended September 30, 2024 are not necessarily indicative of results to be expected for any other interim periods or for the year ended March 31, 2024. The condensed consolidated statement of financial position as of March 31, 2024 was derived from the audited consolidated financial statements at that date but does not include all of the disclosures required by the U.S. GAAP for annual financial statements. These unaudited interim condensed consolidated financial statements should be read in conjunction with the Group’s audited consolidated financial statements for the year ended March 31, 2024.

3. REVENUE AND COST OF REVENUE

	Six months ended September 30,
	2024		2023
	US$’000%		US$’000%
Revenue
Public Sector
– Infrastructure and public facilities	-	0.0%	10,038	32.1%
– Residential	23,467	81.7%	11,939	38.1%
Sub-total	23,467	81.7%	21,977	70.2%

Private Sector
– Commercial/industrial	5,262	18.3%	9,146	29.2%
– Residential	7	0.0%	173	0.6%
Sub-total	5,269	18.3%	9,319	29.8%

Total	28,736	100.0%	31,296	100.0%

	Six months ended September 30,
	2024		2023
	US$’000%		US$’000%
Cost of revenue
Public Sector
– Infrastructure and public facilities	-	0.0%	9,270	31.7%
– Residential	20,905	79.3%	11,397	39.0%
Sub-total	20,905	79.3%	20,667	70.7%

Private Sector
– Commercial/industrial	5,443	20.7%	8,381	28.7%
– Residential	-	0.0%	173	0.6%
Sub-total	5,443	20.7%	8,554	29.3%

Total	26,348	100.0%	29,221	100.0%

	Six months ended September 30,
	2024		2023
	US$’000	GP%	US$’000	GP%

Gross profit
Public Sector
– Infrastructure and public facilities	-		768	7.7%
– Residential	2,562	10.9%	542	4.5%
Sub-total	2,562	10.9%	1,310	6.0%

Private Sector
– Commercial/industrial	(181)	-3.4%	765	8.4%
– Residential	7	100.0%	-	0.0%
Sub-total	(174)	-3.3%	765	8.2%

Total	2,388	8.3%	2,075	6.6%

4. FINANCE COSTS

	Six months ended September 30,
	2024	2023
	US$’000	US$’000
Interest expense on loan due to a related company	-	148
Interest expense on loan due to a shareholder	165	-
Interest expense on loan due to bank borrowings	80	-
	245	148

5. EARNINGS PER SHARE ATTRIBUTABLE TO SHAREHOLDERS

The following table sets forth the computation of basic and diluted earnings per share for the six months ended September 30, 2024 and 2023.

	Six months ended September 30,
	2024	2023
Numerator:
Profit attributable to shareholders (US$’000)	1,242	1,607

Denominator:
Weighted average number of ordinary shares used in computing net income per share (shares)	11,250,000	11,250,000

6. ACCOUNTS RECEIVABLES, NET

Accounts receivable, and the allowance for the expected credit losses consisted of the following:

	As of
	September 30, 2024	March 31, 2024
	US$’000	US$’000
Accounts receivable	18,881	22,543
Less: Allowance for expected credit losses	(344)	(1,893)
Sub – total	18,537	20,650
Retention receivables	6,274	5,867
Total	24,811	26,517

Accounts receivable are past due when a counterparty has failed to make a payment when contractually due. Credit terms granted to customers vary from contract to contract. The credit period granted to customers is 0 to 45 days from the payment certification date, except for retention receivables.

The Group recognized allowance for expected credit losses of US$124,000 and reverse of allowance for expected credit losses of US$389,000, respectively, for the six months ended September 30, 2024 and 2023.

Reconciliation of the allowance for expected credit losses of accounts receivable:

As of
September 30, 2024
US$’000
As of April 1, 2024	1,893
Allowance for expected credit loss on accounts receivable for the period/year	124
Write off	(1,665)
Exchange realignment	(8)

As of September 30, 2024	344

7. CONTRACT ASSETS AND LIABILITIES

	As of
	September 30, 2024	March 31, 2024
	US$’000	US$’000
Contract assets	19,394	14,806
Contract liabilities	2,754	3,674

The contract assets represent the Group’s right to consideration in exchange for services that the Group has transferred to a customer, which have not been billed to the customer. As of September 30, 2024 and March 31, 2024, the loss allowance for expected credit loss was assessed to be minimal. There was no allowance recognized for contract assets as of September 30, 2024 and March 31, 2024.

The contract liabilities represent the Group’s obligation to transfer services to a customer to which the Group has received consideration (or an amount of consideration is due) from the customer.

8. PROPERTY AND EQUIPMENT

During the six months ended September 30, 2024, the Group acquired approximately US$2,000 of property and equipment but did not dispose of any property and equipment.

During the six months ended September 30, 2024, the Group recorded depreciation expenses of approximately US$2,000.

9. LEASES

Operating leases

The Group leases offices from a third party. As the lease does not provide an implicit rate, the Group used an incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The Group’s lease agreement does not contain any material guarantees or restrictive covenants. The Group does not have any sublease activities. Operating leases result in the recognition of right-of-use (“ROU”) assets and lease liabilities on the balance sheet. ROU assets represent the Group’s right to use the leased asset for the lease term, and lease liabilities represent the obligation to make lease payments. The operating lease expenses were charged to administrative expenses.

A summary of supplemental information related to the Group’s leases as of September 30, 2024 and March 31, 2024 was as follows:

	For the six months ended	For the year ended
	September 30, 2024	March 31, 2024
	US$’000	US$’000
Cash paid for amounts included in the measurement of lease liabilities:	18	53
Operating cashflows used in operating lease – Lease expenses	18	51
Operating cashflows used in operating lease – Depreciation of right-of-use assets	-	2
Interest on lease liabilities

Operating lease right-of-use assets, net	746	18
Operating lease liabilities, current	363	-
Operating lease liabilities, non-current	383	18
Weighted average remaining lease terms – operating lease	746	18
Weighted average discount rate – operating lease	5.63%	5.00%

The maturity analysis of the annual undiscounted cash flows for the operating lease, as of September 30, 2024 and March 31, 2024 were as follows:

	As of
	September 30, 2024	March 31, 2024
	US$’000	US$’000
Within 1 year	395	19
More than 1 year but less than 2 years	395	-
Total undiscounted lease payments	790	19
less: imputed interest	(44)	(1)
Total lease liabilities	746	18

10. ACCOUNTS PAYABLES

Accounts payables consisted of the following:

	As of
	September 30, 2024	March 31, 2024
	US$’000	US$’000
Third parties	8,177	6,490

11. ACCRUALS AND OTHER PAYABLES

Accruals and other payables consisted of the following:

		As of
		September 30, 2024	March 31, 2024
		US$’000	US$’000
Accrued expenses and other payables		122	47
Other borrowings from third parties	(a)	1,651	-
Salaries payable		1,105	3,214
		2,878	3,261

Note:

(a)	The other borrowings from third parties are non-secured, interest bearing at rates ranging from 5.75% to 5.875% per annum and are repayable within 1 year.

12. BANK BORROWINGS

Bank borrowings was as follows as of the respective balance sheet dates:

	As of
	September 30, 2024	March 31, 2024
	US$’000	US$’000
HSBC - current portion	1,943	2,317

On October 26, 2023, OneConstruction Engineering Projects Limited (“OneC Engineering”), the subsidiary of the Company, entered into a bank facility agreement with the Hongkong and Shanghai Banking Corporation Limited (“HSBC”), a commercial bank in Hong Kong, pursuant to which OneC Engineering was entitled to borrow a loan of approximately US$2,332,000 (HK18,000,000) with an interest rate at HIBOR + 1.7% to 1.8% per annum, which loan was also guaranteed by (i), a guarantee with a third party as of September 30, 2024 (March 31, 2024: a related company); and (ii) a guarantee with limited amount to HK$23,170,000, plus default interest and other costs and expenses as further set out in the guarantee from a shareholder of a third party in (i) (March 31, 2024: a related party).

Subsequent to the reporting period, the bank borrowings were fully repaid in December 2024.

13. LOAN DUE TO A SHAREHOLDER/A RELATED COMPANY

		As of
	Notes	September 30, 2024	March 31, 2024
		US$’000	US$’000
Under current liabilities
Loan due to a related company	(a)	-	22,142

Under non- current liabilities
Loan due to a shareholder	(b)	22,765	-

Notes:

(a)

The loan due to a related company was non-secured, interest bearing based on HIBOR but limited to 1.5% per annum and repayable on June 30, 2025. The loan was subsequently assigned to a shareholder of the Company after March 31, 2024 under a deed of loan assignment entered on June 10, 2024; please refer to (b).

(b)

On June 10, 2024, the loan due to a related company, as mentioned in (a), was assigned to a shareholder of the Company. The loan is non-secured, interest bearing based on HIBOR but limited to 1.5% per annum, and the repayment date of this loan was extended to June 30, 2026.

14. COMMITMENTS AND CONTINGENCIES

A subsidiary of the Company is currently a party to a legal proceeding related to a compensation claim by a former employee in relation to injuries suffered during the course of her employment with the Group. Based on the information available as of the date of this report, the management does not consider there will be a material claim in this case. However, as the litigation is ongoing, the Group cannot determine the likelihood of this outcome and has not recorded an accrual in its financial statements. The Group continues to assess the case and will update its disclosures as necessary.

In addition to the legal proceeding disclosed above, the Group, in the ordinary course of its business, is involved in various claims, suits, investigations and legal proceedings that arise from time to time. Although the Group does not expect that the outcome in any of these legal proceedings, individually or collectively, will have a material adverse effect on its financial position or results of operations, litigation is inherently unpredictable. Therefore, the Group could be subject to judgements or enter into settlements of claims that could adversely affect its operating results or cash flows in a particular period.

15. SUBSEQUENT EVENTS

The Company evaluates subsequent events that have occurred after the balance sheet date but before the financial statements are issued. There are two types of subsequent events: (i) recognized, or those that provide additional evidence with respect to conditions that existed at the dates of the balance sheets, including the estimates inherent in the process of preparing financial statements, and (ii) non-recognized, or those that provide evidence with respect to conditions that did not exist at the date of the balance sheet but arose subsequent to that date. The Company has analyzed its operations subsequent to September 30, 2024 to the date of March 31, 2025, these unaudited interim condensed consolidated financial statements were issued, and has determined that it does not have any material events to disclose.